As filed with the Securities and Exchange Commission on July 13, 2006

Registration No. 333-124852

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

POST-EFFECTIVE AMENDMENT NO. 2

TO

FORM SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DDS TECHNOLOGIES USA, INC.

(Exact name of registrant as specified in its charter)

Nevada	3556	13-4253546
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

150 East Palmetto Park Road

Suite 510

Boca Raton, Florida 33432

(561) 750-4450

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Spencer L. Sterling

President and Chief Executive Officer

150 East Palmetto Park Road

Suite 510

Boca Raton, Florida 33432

(561) 750-4450

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Thomas A. A. Cook, Esq.

Devereux Murphy LLC

190 Carondelet Plaza, Suite 1100

St. Louis, Missouri 63105

(314) 721-1516

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

REGISTRATION FEE PAID WITH ORIGINAL REGISTRATION STATEMENT. NO ADDITIONAL FEE DUE.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to Registration Statement on Form SB-2 (File No. 333-124852) is being filed to amend Part II thereof by updating Item 26 (Recent Sales of Unregistered Securities), Item 27 (Exhibits) and Item 28 (Undertakings).

This Post-Effective Amendment No. 2 does not modify any provision of the Prospectus constituting Part I of this Registration Statement; accordingly, such Prospectus has not been included herein. Such Prospectus, pursuant to Rule 429 under the Securities Act of 1933, as amended, was included as a combined prospectus in Registration Statement on Form SB-2 (File No. 333-131909), which also constituted Post-Effective Amendment No. 1 to this Registration Statement, and which became effective concurrently therewith.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.138 of the Nevada Revised Statutes provides that no director or officer shall be individually liable for any damages as a result of any act or the failure to act in his capacity as a director or officer unless it is proven that:

(a) his failure to act constituted a breach of his fiduciary duties as a director or officer; and

(b) his breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

Section 78.747 of the Nevada Revised Statutes provides that no stockholder, director or officer of a corporation is individually liable for the corporation’s debts unless the stockholder, director or officer acted as the alter ego of the corporation.

Section 78.7502 of the Nevada Statutes authorizes a corporation to indemnify its directors, officers, employees, or other agents against costs and expenses arising from claims, suits and proceedings if such persons acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Notwithstanding the foregoing, no indemnification may be made in respect of any claim, issue or matter, as to which such person is adjudged to be liable to the corporation unless and only to the extent that a court of competent jurisdiction determines that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. Our Articles of Incorporation and Bylaws provide indemnification of directors and officers to the maximum extent permitted by Nevada law. Our Bylaws also permit us to purchase and maintain insurance on behalf of directors, officers, employees and agents of the company for any liability and expenses incurred in his capacity as such, whether or not the company has the authority to indemnify him against such liability and expenses.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. None of these expenses will be paid by selling security holders. All amounts are estimates and relate to the registration statement when it first became effective, including the SEC registration fee, which was paid with the original registration statement and no additional amount is due.

Securities and Exchange Commission registration fee	$953.00
Printing and engraving expenses	$1,600.00
Accounting fees and expenses	$10,000.00
Legal fees and expenses	$25,000.00

TOTAL	$37,553.00

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

2004 Private Placement Offering

On May 28, 2004 the Company completed a private placement with certain investors pursuant to which the Company raised $1,618,450 in exchange for (i) the issuance of 490,439 shares of our common stock and (ii) warrants providing the right to holders to purchase up to an additional 490,439 shares of common stock at $3.75 per share, exercisable until May 28, 2007. All of the investors were at the time of the offer and sale of the securities ‘accredited investors’ as such term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the “1933 Act”) and such offer and sale to these investors was made in reliance upon the exemption from registration under Section 4(2) of the 1933 Act and Rule 506 adopted there under. The principal placement agent for the transaction was The Shemano Group, Inc. Pursuant to a one-year agreement the Company entered into with them on April 23, 2003, their compensation for the May 28, 2004 transaction was $161,845 in fees and commissions and warrants to purchase 24,522 shares of common stock of the Company at $3.75 per share, exercisable until May 28, 2007.

2005 Series A Preferred Stock Offering

On April 12, 2005, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain purchasers (the “Purchasers”). Pursuant to the Purchase Agreement, the Company issued to the Purchasers 2,175 shares of its Series A Convertible Preferred Stock (the “Series A Preferred Stock”), stated value of $1,000 per share for a purchase price of $2,175,000 and the Company may raise up to an additional $1,825,000 through the sale of additional shares of Series A Preferred Stock. The Series A Preferred Stock is initially convertible into approximately 3.1 million shares of the Company’s Common Stock, $.0001 par value per share (“Common Stock”), at a conversion rate of $.70 per share, which has adjusted to $.50 per share, and has a 6% annual dividend rate payable quarterly in arrears in cash or, subject to standard equity conditions, in Common Stock, at the Company’s option.

Each Purchaser also received two warrants, a long term warrant (the “Long Term Warrants”) exercisable for a period of five years to acquire shares of Common Stock and a short term warrant (the “Short Term Warrants”) exercisable for a period of one year to acquire additional shares of Series A Preferred Stock and Long Term Warrants. The Long Term Warrants in the aggregate are exercisable for approximately 2.3 million shares of Common Stock at a price of $.875 per share, which has adjusted to $.50 per share. The Short Term Warrants in the aggregate are exercisable for (i) the same number of shares of convertible preferred stock (the “Short Term Warrant Preferred Stock”) as shares of Series A Preferred Stock were issued in the offering and (ii) Long Term Warrants for a number of shares of Common Stock equal to 35% of the number of shares of Common Stock issuable upon conversion of the Short Term Warrant Preferred Stock. The Short Term Warrant exercise price is $1,000 per share of Short Term Warrant Preferred Stock together with the accompanying Long Term Warrants. The Short Term Warrant Preferred Stock has the same rights and preferences as the Series A Preferred Stock, except the conversion price of the Short Term Warrant Preferred Stock is initially $0.85 per share, which has adjusted to $.50 per share. Most of the Short Term Warrants were exercised in April 2006.

The Company paid an aggregate of $217,500 and issued an aggregate 155,357 Long Term Warrants to The Shemano Group who acted as the selling agent.

The shares of Series A Preferred Stock, Long Term Warrants and Short Term Warrants were issued in the offering in reliance upon the exemption from registration contained in Regulation D, Rule 506 of the Securities Act of 1933, as amended. The Company determined that this exemption was available because of the nature of the Purchasers. In making this determination the Company relied in part upon representations made by each Purchaser.

Also on April 12, 2005, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Purchasers, pursuant to which the Company agreed to within 30 days following the date thereof, prepare and file with the Securities and Exchange Commission a registration statement covering the resale of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock or exercise of the Long Term Warrants.

Four of the Company’s then directors, James R. von der Heydt, Dr. Marc J. Mallis, Leo Paul Koulos and Charles F. Kuoni III purchased $25,000, $20,000, $20,000 and $20,000, respectively, of Series A Preferred Stock, Long Term Warrants and Short Term Warrants in the offering.

2006 Series B Preferred Stock Offering

On January 4, 2006, the Company entered into a Securities Purchase Agreement with certain accredited investors for the sale of Series B Convertible Preferred Stock. The Company issued 1,567.5 shares of Series B Convertible Preferred Stock for a purchase price of $1,567,500 ($1,483,250 net of commissions) and the Company may raise up to an additional $932,500 through the sale of additional shares of Series B Preferred Convertible Stock. The proceeds were received through December 31, 2005 by the Company. The Series B Preferred Stock is initially convertible into approximately 3.1 million shares of the Company’s common stock at a conversion rate of $.50 per share and has a 7% annual dividend rate payable quarterly in arrears in cash or, subject to standard equity conditions, in common stock, at the Company’s option.

Each investor also received a long-term warrant exercisable for a period of five years to acquire shares of common stock. The long term warrants in the aggregate are exercisable for approximately 3.1 million shares of common stock at a price of $.80 per share.

The Company paid $84,250 and issued 84,250 long-term warrants to Kenny Securities. The Company issued 174,000 long-term warrants to The Shemano Group. Both companies acted as selling agents in the Series B Preferred Stock offering.

The shares of Series B Preferred Stock and long-term warrants were issued in the offering in reliance upon the exemption from registration contained in Regulation D, Rule 506 of the Securities Act of 1933, as amended. The Company determined that this exemption was available because of the nature of the investors. In making this determination the Company relied in part upon representations made by each investor.

Also on January 4, 2006, the Company entered into a Registration Rights Agreement (the “Series B Registration Rights Agreement”) with the investors, pursuant to which the Company agreed to within 30 days following the date thereof, prepare and file with the Securities and Exchange Commission a registration statement covering the resale of the shares of Common Stock issuable upon conversion of the Series B Preferred Stock or exercise of the long term warrants.

One investor, Robert L. Devereux, subsequently became a Company director. Mr. Dennis Duitch became a director of the Company at the same time. Mr. Devereux and Dr. Marc J. Mallis, an existing Company director, purchased $100,000 and $35,000, respectively, of Series B Preferred Stock and long-term warrants in the offering.

2006 Short Term Warrant Exercise

DDS has received proceeds totaling $2,055,000 from the exercise of almost 95% of the Short Term Warrants issued by DDS in April 2005 in connection with its private placement of Series A Preferred Stock.

Because of the exercise of the Short Term Warrants, DDS will be (i) filing a new certificate of designation for preferred stock issued in connection with the exercise of the Short Term Warrants, which will generally be the same as the certificate of designation for the Series A Preferred Stock with the changes required by the Short Term Warrants, (ii) issuing 2,055 shares of such new preferred stock, with a stated value of $1,000 per share and which is convertible into shares of Common Stock at a $.50 conversion rate per share, for a total of 4,110,000 shares of Common Stock, (iii) issuing new long term warrants to purchase a total of 1,692,353 shares of Common Stock, which will generally be on the same terms as the long term warrants issued in connection with the Series A Preferred Stock a year ago, but with an exercise price of $.50 per share, and (iv) filing a registration statement covering the resale of Common Stock issuable upon conversion of such new preferred stock and exercise of such new long term warrants.

On or about April 12, 2006, one of the original holders of Short Term Warrants exercised half of its Short Term Warrants and assigned the other half of its Short Term Warrants to certain other persons, including Robert L. Devereux who is a DDS director and Kenny Securities Corp. DDS paid $25,000 to such original holder and the transferees collectively paid $25,000 to such original holder in consideration for the transfer. DDS extended the one year exercise period (originally ending April 12, 2006) for the transferred Short Term Warrants by seven days, and the transferees exercised the transferred Short Term Warrants on April 19, 2006, with DDS receiving $625,000 in proceeds from the exercise of the transferred Short Term Warrants.

DDS paid $30,000 to Empire Financial Group in connection with the exercise of certain Short Term Warrants. DDS paid $26,000 to Kenny Securities Corp. in connection with the exercise of certain Short Term Warrants. Kenny Securities Corp. paid $25,000 to DDS upon its exercise of Short Term Warrants assigned to it.

Two of DDS’ directors participated in the exercise of the Short Term Warrants: Dr. Marc J. Mallis, as general partner of Mallis LTD Partnership, and as an original holder of Short Term Warrants, acquired 20 shares of new preferred stock and received new long term warrants for 16,471 shares of Common Stock, and Robert L. Devereux, as a transferee of Short Term Warrants, acquired 100 shares of new preferred stock and received new long term warrants for 82,353 shares of Common Stock.

The Series A-1 Certificate of Designation was filed with the Nevada Secretary of State and the shares of Series A-1 Preferred Stock and related warrants were issued on May 17, 2006.

Other Recent Unregistered Issuances of Common Stock

In October 2005, the Company issued 200,000 shares of common stock to Xethanol Corporation in connection with the settlement of certain litigation between the parties. The Company is registering those shares on this Registration Statement on Form SB-2 No. 333-131909.

During 2006, the Company issued 245,000 shares of common stock as partial compensation for four non-employee Board members and options to purchase up to 1,191,706 shares of common stock to Board members and employees.

During 2006, the Company issued to a consultant 60,000 shares of common stock and warrants to acquire over a five year period up to 60,000 shares of common stock, at an exercise price of $.80 per share, and has agreed to issue up to 90,000 additional shares of common stock and warrants to acquire up to an 90,000 additional shares of common stock on the same terms. The Company registered those shares on Registration Statement on Form SB-2 No. 333-131909, pursuant to the consultant’s piggyback registration rights.

ITEM 27. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) [omitted]

(b) The following exhibits, which are furnished with this Registration Statement on Form SB-2 or incorporated herein by reference, are filed as part of this Registration Statement on Form SB-2.

Exhibit Number	Exhibit Description
3.1	Articles of Incorporation of DDS Technologies USA, Inc., as amended and informally restated (incorporated by reference to Exhibit 3.2 to the Company’s Form 8-K, filed May 18, 2006).

3.2	Bylaws of DDS Technologies USA, Inc., as amended and restated (incorporated by reference to Exhibit 3.3 to the Company’s Form 8-K, filed May 18, 2006).

4.1	The rights of the holders of shares of the Company’s Common Stock, par value $.0001, are set forth in the Company’s Articles of Incorporation as referenced in Exhibit 3.1 hereto.

Exhibit Number	Exhibit Description
4.2	The rights of the holders of shares of the Company’s Series A Preferred Stock, par value $.0001, are set forth in the Certificate of Designation of Preferences, Rights and Limitations of Series A 6% Convertible Preferred Stock dated April 13, 2005 (incorporated by reference to Exhibit 4.2 of the Company’s Form 8-K filed April 14, 2005).

4.3	Form of Long term Warrant (incorporated by reference to Exhibit 4.3 of the Company’s Form 8-K filed April 14, 2005).

4.4	Form of Short Term Warrant (incorporated by reference to Exhibit 4.4 of the Company’s Form 8-K filed April 14, 2005).

4.5	Securities Purchase Agreement, dated as of April 12, 2005, by and among DDS Technologies USA, Inc. and the Purchasers party thereto (incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K filed April 14, 2005).

4.6	Securities Purchase Agreement, dated as of January 4, 2006, by and among the Company and the Purchasers party thereto (incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K filed January 6, 2006).

4.7	The rights of the holders of shares of the Company’s Series B Preferred Stock, par value $.0001, are set forth in the Certificate of Designation of Preferences, Rights and Limitations of Series B 7% Convertible Preferred Stock dated January 4, 2006 (incorporated by reference to Exhibit 4.2 of the Company’s Form 8-K filed January 6, 2006).

4.8	Amended Certificate of Designation Before Issuance of Class or Series dated January 4, 2006 (incorporated by reference to Exhibit 4.3 of the Company’s Form 8-K filed January 6, 2006).

4.9	Form of Warrant (incorporated by reference to Exhibit 4.4 of the Company’s Form 8-K filed January 6, 2006).

4.10	The rights of the holders of shares of the Company’s Series A-1 Preferred Stock, par value $.0001, are set forth in the Certificate of Designation of Preferences, Rights and Limitations of Series A-1 6% Convertible Preferred Stock dated May 16, 2006 (incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K filed May 18, 2006).

4.9	Form of Warrant (incorporated by reference to Exhibit 4.2 of the Company’s Form 8-K filed May 18, 2006).

10.1	Registration Rights Agreement by and among DDS Technologies USA, Inc. and certain shareholders (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K filed July 15, 2003).

10.2	Securities Exchange Agreement by and among Fishtheworld Holdings, Inc., a Florida corporation, and the shareholders of DDS Technologies USA, Inc., a Delaware corporation (incorporated by reference to Exhibit 10.3 of the Company’s Schedule 13D filed April 14, 2003).

10.3	Agreement and Plan of Merger by and between Fishtheworld, Inc. and DDS Technologies USA, Inc. (incorporated by reference to Exhibit 2.3 to the Company’s Form 8-K filed on June 6, 2003).

10.4	Share Purchase Agreement by and among the Company and Worthington Growth L.P., CD Investment Partners Ltd., EDJ Limited, Porter Partners, L.P., Nob Hill Capital Partners L.P., Adams Select and Choice Investment Management, Omicron Master Trust dated June 30, 2003 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed July 15, 2003).

10.5	Registration Rights Agreement by and among the Company and Worthington Growth L.P., CD Investment Partners Ltd., EDJ Limited, Porter Partners, L.P., Nob Hill Capital Partners L.P., Adams Select and Choice Investment Management, Omicron Master Trust (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on July 15, 2003).

Exhibit Number	Exhibit Description
10.6	Securities Purchase Agreement by and among the Company and Platinum Partners Value Arbitrage Fund L.P., Dolphin Offshore Partners LP, Torrey Pines Master Fund, Crescent International Ltd., Castle Creek Technology Partners LLC, Choice Investment Management, Vertical Ventures Investment LLC, Otape Investments LLC, CD Capital, Paul J. Duggan, Storestreet LP, Greenwich Growth Fund Ltd., Omicron Master Fund, Micro Capital Fund Ltd., Micro Capital Fund LP, dated October 22, 2003 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed October 24, 2003).

10.7	Registration Rights Agreement by and among the Company and Platinum Partners Value Arbitrage Fund L.P., Dolphin Offshore Partners LP, Torrey Pines Master Fund, Crescent International Ltd., Castle Creek Technology Partners LLC, Choice Investment Management, Vertical Ventures Investment LLC, Otape Investments LLC, CD Capital, Paul J. Duggan, Storestreet LP, Greenwich Growth Fund Ltd., Omicron Master Fund, Micro Capital Fund Ltd., Micro Capital Fund LP (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on October 24, 2003).

10.8(2)	Employment agreement by and between DDS Technologies USA, Inc. and Spencer Sterling dated as of March 29, 2005 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on March 31, 2005).

10.9(2)	Stock option agreement by and between DDS Technologies USA, Inc. and Spencer Sterling dated as of March 29, 2005 (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on March 31, 2005).

10.10(2)	Employment agreement by and between DDS Technologies USA, Inc. and Kerin Franklin dated May 15, 2003 (incorporated by reference to Exhibit 10.9 filed with the Company’s Registration Statement on Form S-1, as amended (Reg. No. 333-110409)).

10.11	Second Amended and Restated Consulting Services Agreement, by and between DDS Technologies USA, Inc. and Lee Rosen, dated March 8, 2006 (incorporated by reference to Exhibit 10.11 of the Company’s Form 10-KSB filed April 17, 2006).

10.12	Registration Rights Agreement, dated as of April 12, 2005, by and among DDS Technologies USA, Inc. and the Purchasers party thereto (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed April 14, 2005).

10.13	Memorandum of Understanding among the Company and High Speed Fragmentation B.V. Intel Trust S.A., a Switzerland trust, Haras Engineering Corp., a Panama entity, Giancarlo Lo Fiego, and Adriano Zapparoli (executed only by the Company, Mr. Lo Fiego and Mr. Zapparoli) (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed August 4, 2004).

10.14	Memorandum of Understanding among the Company, Umberto Manola, Haras Engineering Corp., High Speed Fragmentation B.V., and Intel Trust S.A. (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed August 19, 2004).

10.15	Mutual Release between the Company and Umberto Manola (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed November 8, 2004).

10.16	Deed of Sale among the Company, Umberto Manola and High Speed Fragmentation B.V. (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K filed November 8, 2004).

10.17	Mutual Release among the Company, Haras Engineering Corp., High Speed Fragmentation B.V., Intel Trust S.A., Giancarlo Lo Fiego and Adriano Zapparoli (incorporated by reference to Exhibit 10.3 of the Company’s Form 8-K filed November 8, 2004).

Exhibit Number	Exhibit Description
10.18	Standstill Agreement between the Company and High Speed Fragmentation B.V. (incorporated by reference to Exhibit 10.4 of the Company’s Form 8-K filed November 8, 2004).

10.19	Technology License Agreement between the Company and High Speed Fragmentation B.V. (incorporated by reference to Exhibit 10.5 of the Company’s Form 8-K filed November 8, 2004).

10.20	Notice of Voluntary Dismissal filed by the Company in The United States District Court for the Southern District of Florida with respect to case number 04-80695-CIV-Middlebrooks/Johnson (incorporated by reference to Exhibit 10.6 of the Company’s Form 8-K filed November 8, 2004).

10.21	Exclusive License Agreement dated February 18, 2005 by and among Sulfur Solutions, Inc., Knoll Ventures, Inc., and DDS Technologies USA, Inc. (incorporated by reference to Exhibit 10.6 of the Company’s Form 8-K filed March 2, 2005).

10.22	Exclusive License Agreement dated June 30, 2005 by and among Knoll Ventures, Inc., and DDS Technologies USA, Inc. (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed July 22, 2005).

10.23	Registration Rights Agreement, dated as of January 4, 2006, by and among the Company and the Purchasers party thereto (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed January 6, 2006).

10.24	DDS Technologies USA, Inc. Stock Option Plan (incorporated by reference to Exhibit 10.24 of the Company’s Form 10-KSB filed April 17, 2006).

10.25	Marketing and License Agreement, dated October 20, 2005, by and between Xethanol Corporation and DDS Technologies USA, Inc. (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed November 1, 2005).

10.26(2)	Stock Option Agreement, dated as of May 16, 2006, by and between the Company and Spencer L. Sterling (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed May 18, 2006).

14.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to the Company’s Form 10-KSB filed on April 14, 2004).

21.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 of the Company’s Form 10-KSB filed April 17, 2006).

(1)	The Company’s current, quarterly and annual reports are filed with the Securities and Exchange Commission under file no. 000-30498.
(2)	Management contract or compensatory plan or arrangement.

ITEM 28. UNDERTAKINGS

The registrant hereby undertakes

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any additional or changed material information on the plan of distribution;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof, and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(g) That, for the purpose of determining liability under the Securities Act to any purchaser:

(2) If the small business issuer is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, State of Florida, on July 13, 2006.

DDS TECHNOLOGIES USA, INC.

By:	/s/ Spencer L. Sterling
Spencer L. Sterling,
President and Chief Executive Officer
(Principal Executive Officer)

By:	/s/ Joseph N. Fasciglione
Joseph N. Fasciglione,
Chief Financial Officer
(Principal Accounting Officer)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ Spencer L. Sterling Spencer L. Sterling	President and Chief Executive Officer (Principal Executive Officer)	July 13, 2006

Marc Mallis	Director	July 13, 2006

/s/ Robert L. Devereux Robert L. Devereux	Director	July 13, 2006

/s/ Dennis Duitch Dennis Duitch	Director	July 13, 2006

/s/ Craig L. Fairlie Craig L. Fairlie	Director	July 13, 2006

/s/ Joseph N. Fasciglione Joseph N. Fasciglione	Chief Financial Officer (Principal Accounting Officer)	July 13, 2006